Exhibit 99.2

Prestige Wealth Inc.
(incorporated in the Cayman Islands with limited liability)
(Nasdaq: AURE)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “EGM”) of shareholders of Prestige Wealth Inc., a Cayman Islands exempted company with limited liability (the “Company”), will be held on November 20, 2025, at 10:30 a.m., Hong Kong time, at office of Loeb & Loeb LLP of 2206-19 Jardine House, 1 Connaught Place, Hong Kong, for the purpose of shareholders considering and if thought fit passing the following resolutions:

1.	It is resolved as a special resolution that, subject to the proposed new name conforming with sections 30 and 31 of the Companies Act (Revised) of the Cayman Islands, the Company’s name to change from “Prestige Wealth Inc. 盛德財富有限公司” to “Aurelion Inc.” and that the change of name takes effect from the date of this resolution (the “Company Name Change”).

2.	It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, from US$1,000,000 divided into: (i) 1,440,000,000 Class A Ordinary Shares of par value of US$0.000625 each (the “Class A Ordinary Shares”), and (ii) 160,000,000 Class B Ordinary Shares of par value of US$0.000625 each (the “Class B Ordinary Shares”), to US$6,875,000 divided into 10,000,000,000 Class A Ordinary Shares of US$0.000625 par value each and 1,000,000,000 Class B Ordinary Shares of US$0.000625 par value each (the “Authorised Share Capital Increase”).

3.	It is resolved as a special resolution that, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares, the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

4.	It is resolved as a special resolution that, subject to and immediately following the Company Name Change, the Authorised Share Capital Increase and Class B Voting Power Increase being effected, the Company adopt an amended and restated memorandum of association (the “Fourth A&R M&AA”), a copy of which is annexed hereto as Appendix A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Company Name Change, the Authorised Share Capital Increase and the Class B Voting Power Increase.

5.	It is resolved as an ordinary resolution that:

(1) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine in its sole discretion (the “Effective Date”):

a. the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated by consolidating each one hundred (100) Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than two (2), into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share; and

c. any change to the Company’s Authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(2) any one director or officer of the Company be and is hereby Authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

6.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

7.	It is resolved as an ordinary resolution that, subject to and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the Company adopt Aurelion Inc. 2025 Share Incentive Plan, a copy of which is annexed hereto as Appendix B.

8.	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all items.

The Board of Directors has fixed the close of business on October 29, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares in the capital of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof.

A shareholder who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report for the fiscal year ended September 30, 2024, from the Company’s website at https://ir.aurelion.com/. This notice of the EGM, the accompanying proxy statement, and the proxy card will be sent or made available to shareholders on or about October 29, 2025.

By Order of the Board of Directors,

/s/ Moore Jin Xin
Moore Jin Xin
Chairman of the Board of Directors
October 29, 2025

Prestige Wealth Inc.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 20, 2025
10:30 A.M., HONG KONG TIME

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Prestige Wealth Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on November 20, 2025, at 10:30 a.m., Hong Kong time, at office of Loeb & Loeb LLP of 2206-19 Jardine House, 1 Connaught Place, Hong Kong, or any adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the EGM.

Only holders of Class A ordinary shares of par value US$0.000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.000625 each (the “Class B Ordinary Shares”) in the capital of the Company of record at the close of business on October 29, 2025 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. One or more shareholders holding shares of the Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, that represent not less than one-third of the outstanding shares carrying the right to vote at the EGM shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to 20 votes in respect of each Class B Ordinary Shares held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.	It is resolved as a special resolution that, subject to the proposed new name conforming with sections 30 and 31 of the Companies Act (Revised) of the Cayman Islands, the Company’s name to change from “Prestige Wealth Inc. 盛德財富有限公司” to “Aurelion Inc.” and that the change of name takes effect from the date of this resolution (the “Company Name Change”).

2.	It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, from US$1,000,000 divided into: (i) 1,440,000,000 Class A Ordinary Shares of par value of US$0.000625 each, and (ii) 160,000,000 Class B Ordinary Shares of par value of US$0.000625 each, to US$6,875,000 divided into 10,000,000,000 Class A Ordinary Shares of US$0.000625 par value each and 1,000,000,000 Class B Ordinary Shares of US$0.000625 par value each (the “Authorised Share Capital Increase”).

3.	It is resolved as a special resolution that, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares, the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

4.	It is resolved as a special resolution that, subject to and immediately following the Company Name Change, the Authorised Share Capital Increase and Class B Voting Power Increase being effected, the Company adopt an amended and restated memorandum of association (the “Fourth A&R M&AA”), a copy of which is annexed hereto as Appendix A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Company Name Change, the Authorised Share Capital Increase and the Class B Voting Power Increase.

5.	It is resolved as an ordinary resolution that:

(1) conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine in its sole discretion (the “Effective Date”):

a. the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated by consolidating each one hundred (100) Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than two (2), into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share; and

c. any change to the Company’s Authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(2) any one director or officer of the Company be and is hereby Authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

6.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

7.	It is resolved as an ordinary resolution that, subject to and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the Company adopt Aurelion Inc. 2025 Share Incentive Plan, a copy of which is annexed hereto as Appendix B.

8.	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors unanimously recommends a vote “FOR” each of the Proposals No. 1 to 8.

VOTING PROCEDURE FOR HOLDERS OF SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the EGM. A body corporate wishing to act by a duly authorized representative must identify that person to the Company by notice in writing delivered to the Company prior to the EGM. The Board of Directors reserve the right to require production of any evidence considered necessary to determine the validity of the notice. Where a duly authorised representative is present at a meeting that shareholder is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that shareholder.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of The Nasdaq Stock Market, LLC (“Nasdaq”), which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended September 30, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report at https://ir.aurelion.com.

PROPOSAL NO. 1

Company Name Change

It is noted that the Company Name Change is proposed in connection with the Company’s recent transactions, and is intended to align the Company’s name with its business direction and digital asset treasury strategy.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to the proposed new name conforming with sections 30 and 31 of the Companies Act (Revised) of the Cayman Islands, the Company’s name to change from “Prestige Wealth Inc. 盛德財富有限公司” to “Aurelion Inc.” and that the change of name takes effect from the date of this resolution.

VOTE REQUIRED FOR APPROVAL

Proposal No. 1 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE COMPANY NAME CHANGE.

PROPOSAL NO. 2

Authorised Share Capital Increase

It is noted that the Company may need additional authorised share capital to provide sufficient flexibility for potential future financing transactions, share incentive plans and other equity issuances that may be undertaken from time to time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, from US$1,000,000 divided into: (i) 1,440,000,000 Class A Ordinary Shares of par value of US$0.000625 each, and (ii) 160,000,000 Class B Ordinary Shares of par value of US$0.000625 each, to US$6,875,000 divided into 10,000,000,000 Class A Ordinary Shares of US$0.000625 par value each and 1,000,000,000 Class B Ordinary Shares of US$0.000625 par value each.

VOTE REQUIRED FOR APPROVAL

Proposal No. 2 will be approved if at least a majority of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AUTHORISED SHARE CAPITAL INCREASE.

PROPOSAL NO. 3

Class B Voting Power Increase

It is noted that the Company has two classes of ordinary shares, Class A Ordinary Shares, each carrying one (1) vote per share, and Class B Ordinary Shares, each currently carrying twenty (20) votes per share.

It is further noted that, following the closing of the Company’s recent financing transactions and in anticipation of potential future financing transactions, employee incentive plans and other equity issuances that may be undertaken from time to time, it is desirable to ensure that the controlling shareholder of the Company will be able to have long-term control and effective oversight over the Company as the Company carries out its digital asset treasury strategy and other businesses.

It is further noted that the proposed change will not alter the total number of authorised shares of any class or the economic rights, dividend rights or conversion rights of any shares, but will amend the Company’s existing third amended and restated memorandum and articles of association to increase the voting power attached to each Class B Ordinary Share from twenty (20) votes per share to fifty (50) votes per share, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares, the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share.

VOTE REQUIRED FOR APPROVAL

Proposal No. 3 will be approved if at least a two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE CLASS B VOTING POWER INCREASE.

PROPOSAL NO. 4

ADOPTION OF FOURTH A&R M&AA

It is noted that in order to give effect to (i) the Company Name Change, (ii) the Authorised Share Capital Increase, and (iii) the Class B Voting Power Increase, it is necessary to adopt the Fourth A&R M&AA.

The form of the Fourth A&R M&AA is attached as Appendix A of this proxy statement.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following the Company Name Change, the Authorised Share Capital Increase and Class B Voting Power Increase being effected, the Company adopt an amended and restated memorandum of association, a copy of which is annexed hereto as Appendix A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Company Name Change, the Authorised Share Capital Increase and the Class B Voting Power Increase.

VOTE REQUIRED FOR APPROVAL

Proposal No. 4 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF FOURTH A&R M&AA.

PROPOSAL NO. 5

SHARE CONSOLIDATION

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq under the symbol “AURE.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least US$1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of US$1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

The Company received a notice dated April 1, 2025 from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum bid price per Class A Ordinary Share was below $1.00 for a period of 30 consecutive business days and the Company did not meet the Minimum Bid Price Rule. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of one hundred and eighty (180) calendar days, or until September 29, 2025 (the “Initial Compliance Period”), to regain compliance with the Minimum Bid Pirce Rule. A second notice dated October 1, 2025 was issued by Nasdaq, notifying the Company that the Company’s Class A Ordinary Shares did not regain compliance with the Minimum Bid Pric Rule by the end of the Initial Compliance Period and the Company is eligible for an additional one hundred and eighty (180) calendar days, or until March 30, 2026, to regain compliance.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. The Board of Directors has considered potential harms to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with business partners who may perceive the Company’s business less favorably, which would have a detrimental effect on such relationships.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that Proposal No. 5, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A Ordinary Shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional Shares shall be issued in connection with the Share Consolidation and all fractional Shares (after aggregating all fractional Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation will instead be rounded up to the whole number of Shares.

Authorised Share Capital

At the time the Share Consolidation is effective, the Company’s authorised share capital will be consolidated at the same ratio meaning there will be a reduction in the authorized share capital of the Company by a factor between 2 and 100.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Should the Board of Directors determines the effective time of the Share Consolidation, nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Should the Board of Directors choose to effect the Share Consolidation, the Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that:

(1) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine in its sole discretion (the “Effective Date”):

a. the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated by consolidating each one hundred (100) Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than two (2), into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share; and

c. any change to the Company’s Authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(2) any one director or officer of the Company be and is hereby Authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

VOTE REQUIRED FOR APPROVAL

Proposal No. 5 will be approved if at least a majority of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 6

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

It is noted that, following the approval of the Share Consolidation described in Proposal No. 5, the Board of Directors will determine the final consolidation ratio and timing of effectiveness. Upon such determination and implementation, it will be necessary to update the Company’s memorandum of association to reflect the new number of authorised share capital, par value and related changes.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

VOTE REQUIRED FOR APPROVAL

Proposal No. 6 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION.

PROPOSAL NO. 7

ADOPTION OF Share Incentive Plan

It is noted that the Board of Directors has approved, subject to shareholder approval at the EGM and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the adoption of Aurelion Inc. 2025 Share Incentive Plan (the “Share Incentive Plan”), a copy of which is annexed as Appendix B to this proxy statement. The Share Incentive Plan is designed to provide for the grant of share options, restricted shares, restricted share units and other equity-based awards to eligible directors, officers, employees and consultants of the Company and its affiliates, in order to attract, retain, and motivate qualified personnel of the Company and its affiliates.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved an ordinary resolution that, subject to and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the Company adopt Aurelion Inc. 2025 Share Incentive Plan, a copy of which is annexed hereto as Appendix B.

VOTE REQUIRED FOR APPROVAL

Proposal No. 7 will be approved if at least a majority of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF SHARE INCENTIVE PLAN.

PROPOSAL NO. 8

EGM ADJOURNMENT

Proposal No. 8, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the EGM of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM or any proposal to be presented at the EGM. If Proposal No. 8 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved , as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 8 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of Class A Ordinary Shares and Class B Ordinary Shares entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
the EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: October 29, 2025	/s/ Moore Jin Xin
Moore Jin Xin
Chairman of the Board of Directors

Appendix A

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Aurelion Inc.

(Adopted by way of a special resolution dated on [date])

1.	The name of the Company is Aurelion Inc.

2.	The registered office of the Company shall be at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as the directors may from time to time decide.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and shall include, but without limitation:

(a)	to act and perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

(b)	to act as an investment company and for that purpose to subscribe, acquire, hold, dispose, sell, deal in or trade upon any terms, whether conditionally or absolutely, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to meet calls thereon.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The authorised share capital of the Company is US$6,875,000 divided into divided into: (i) 10,000,000,000 Class A Ordinary Shares of par value of US$0.000625 each, and (ii) 1,000,000,000 Class B Ordinary Shares of par value of US$0.000625 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Act (As Revised)

Exempted Company Limited by Shares

FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AURELION INC.

(Adopted by way of a special resolution dated on [date])

I N D E X

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-10A
Variation Of Rights	11-12
Shares	13-16
Share Certificates	17-22
Lien	23-25
Calls On Shares	26-34
Forfeiture Of Shares	35-43
Register Of Members	44-45
Record Dates	46
Transfer Of Shares	47-52
Transmission Of Shares	53-55
Untraceable Members	56
General Meetings	57-59
Notice Of General Meetings	60-61
Proceedings At General Meetings	62-66
Voting	67-78
Proxies	79-84
Corporations Acting By Representatives	85
No Action By Written Resolutions Of Members	86
Board Of Directors	87
Disqualification Of Directors	88
Executive Directors	89-90
Alternate Directors	91-94
Directors’ Fees And Expenses	95-98
Directors’ Interests	99-102
General Powers Of The Directors	103-108
Borrowing Powers	109-112
Proceedings Of The Directors	113-122
Audit Committee	123-125
Officers	126-129
Register of Directors and Officers	130
Minutes	131
Seal	132
Authentication Of Documents	133
Destruction Of Documents	134
Dividends And Other Payments	135-144
Reserves	145
Capitalisation	146-147
Subscription Rights Reserve	148
Accounting Records	149-153
Audit	154-159
Notices	160-162
Signatures	163
Winding Up	164-165
Indemnity	166
Financial Year End	167
Amendment To Memorandum and Articles of Association And Name of Company	168
Information	169

A-xvii

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AURELION INC.

(Adopted by way of a special resolution dated on [date])

TABLE A

1. The regulations in Table A in the Schedule to the Companies Act (As Revised) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act, Cap. 22 (As Revised) of the Cayman Islands.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 123 hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“Class A Ordinary Share”	means a share designated as a class A ordinary share of the Company of par value of US$0.000625 each and having the rights attached to such share and being subject to the restricted specified in these Memorandum and Articles.

“Class A Shareholder”	means any person or persons entered on the Register from time to time as the holder of a Class A Ordinary Share.

“Class B Ordinary Share”	means a share designated as a class B ordinary share of the Company of par value of US$0.000625 each and having the rights attached to such share and being subject to the restricted specified in these Memorandum and Articles.

“Class B Shareholder”	means any person or persons entered on the Register from time to time as the holder of a Class B Ordinary Share

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	Aurelion Inc.

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“Conversion Date”	means in respect of a Conversion Notice the day on which that Conversion Notice is delivered.

“Conversion Notice”	means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert such number of Class B Ordinary Shares specified therein pursuant to Article 10A.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the stock exchange in the United States of America on which any shares are listed for trading.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Independent Director”	a director who is an independent director as defined in the applicable rules and regulations of the Designated Stock Exchange.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company and the expression includes Class A Shareholders and Class B Shareholders.

“Memorandum of Association”	the memorandum of association of the Company, as amended from time to time.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

“paid up”	paid up or credited as paid up.

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Securities Act”	mean the U.S. Securities Act 1933 as amended, or any similar federal statute and the rules and regulations of the SEC thereunder as the same shall be in effect from time to time.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“shares”	shares of par value US$0.000625 each and the expression includes Class A Ordinary Shares and Class B Ordinary Shares.

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“Transfer Date”	means in respect of a Transfer Notice the day on which that Transfer Notice and the accompanying instrument of transfer are delivered.

“Transfer Notice”	means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to transfer such number of Class B Ordinary Shares specified therein to another person, pursuant to Article 49A.

“year”	a calendar year.

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, email, facsimile, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, or represented by any other substitute or format for storage or transmission for writing or partly one and partly another provided that both the mode of service of the relevant document or Notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	any requirement as to delivery under the Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act of the Cayman Islands) or an electronic communication;

(g)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(h)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(i)	references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic communication or by electronic signature or by any other method and references to a Notice or document include a Notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(j)	Sections 8 and 19 of the Electronic Transaction Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(k)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member; and

(l)	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party.

SHARE CAPITAL

3. (1) [Intentionally omitted]

(2) Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Act. Subject to the Act, the Company is hereby authorised to make payments in respect of a redemption or purchase of its own shares in any manner authorised by the Act, including out of its capital. The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

(3) The Company is authorised to hold treasury shares in accordance with the Act and may designate as treasury shares any of its shares that it purchases or redeems, or any share surrendered to it subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority. Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred as the Board may determine on such terms and subject to such conditions as it in its absolute discretion thinks fits in accordance with the Act subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority.

(4) The Company may accept the surrender for no consideration of any fully paid share unless, as a result of such surrender, there would no longer be any issued shares of the Company other than shares held as treasury shares.

(5) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 13, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under Article 4 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise any person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. Subject to the provisions of the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 13 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that may be or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

10. Subject to Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into Class A and Class B Ordinary Shares under which every Class A Shareholder shall be entitled to one (1) vote per Class A Ordinary Share whereas every Class B Shareholder shall be entitled to 50 votes per Class B Ordinary Share. Holders of the shares shall, subject to these Articles:

(a)	be entitled to such dividends as the Board may from time to time declare;

(b)	in the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(c)	generally, be entitled to enjoy all of the rights attaching to shares.

10A

(a)	Subject to: (1) the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act; and (2) to approval of the Directors, each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Class B Ordinary Share, at the office of the Company or any transfer agent for such Class B Ordinary Share, into one fully paid and non-assessable Class A Ordinary Share. In order for such conversion to take place, a duly completed Conversion Notice shall be delivered to the Company. Subject to approval of the Directors, such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(b)	The Directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the Directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Class A Ordinary Shares as shall be sufficient for such purposes.

(c)	On the Conversion Date, all conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The Members and the Company will procure that any and all reasonably necessary corporate actions are taken to effect such conversion, provided that the provisions hereof and all fiscal and other laws and regulations applicable thereto, including the Act, are complied with.

VARIATION OF RIGHTS

11. Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	notwithstanding Article 59 which shall not apply to this Article 11, separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 11 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorised representative together holding or representing by proxy not less than one-third in nominal value or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

(c)	on a poll a Class A Shareholder shall have one (1) vote for each Class A Ordinary Share he holds whereas a Class B Shareholder shall have 50 votes for each Class B Ordinary Share he holds; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

12. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

13. (1) Subject to the Act, these Articles and, where applicable, the rules and regulations of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount to their nominal value. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorise by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorised by and complying with the conditions of the Memorandum and Articles of Association.

(3) The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

14. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

15. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

16. Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

17. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

18. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

19. The Company is not obliged to issue a share certificate to a Member unless the Member requests it in writing from the Company. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

20. Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article 21. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually become due or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article 23.

24. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

25. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

26. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

27. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

28. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest in whole or in part.

30. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

31. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

32. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

33. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

34. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

35. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

36. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

37. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

38. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

39. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Board shall in its discretion so requires) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board shall determine. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article 39 any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

40. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

41. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

42. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

44. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

45. The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register including any overseas or local or other branch register of Members may, after compliance with any notice requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed for inspection at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

46. For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

47. (1) Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(2) Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on the Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40B of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares.

48. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 47, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

49. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

49A. In addition and without prejudice to other requirements herein, transfer of any Class B Ordinary Share shall be subject to: (1) the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act; and (2) approval of the Directors. In order for such transfer to take place, a duly completed Transfer Notice shall be delivered to the Company. Subject to approval of the Directors, such transfer shall take effect on the Transfer Date. A Transfer Notice shall not be effective if it is not accompanied by the an duly executed instrument of transfer in accordance with these Articles.

50. Without limiting the generality of Article 49, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

51. If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

52. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

TRANSMISSION OF SHARES

53. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

54. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or the Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

55. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 76(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

56. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article 56, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

57. The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. An annual general meeting of the Company shall be held at such time and place as may be determined by the Board.

58. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held at such times and in any location in the world as may be determined by the Board. Notwithstanding any provisions in these Articles, any general meeting or any class meeting may be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting shall constitute presence at such meeting. Unless otherwise determined by the Directors, the manner of convening and the proceedings at a general meeting set out in these Articles shall, mutatis mutandis, apply to a general meeting held wholly by or in-combination with electronic means.

59. A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

60. (1) An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) of the voting rights of all those who have a right to vote at that meeting.

(2) The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors.

61. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

62. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

64. The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

65. Prior to the holding of a general meeting, the Board may postpone, and at a general meeting, the chairman, may (without consent of the meeting) or shall at the direction of the meeting adjourn the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned or postponed meeting other than the business which might lawfully have been transacted at the meeting had the adjournment or postponement not taken place. When a meeting is adjourned or postponed for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned or postponed meeting shall be given specifying the time and place of the adjourned or postponed meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned or postponed meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment or postponement.

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

67. Holders of shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Class A Shareholders and Class B Shareholders shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Class A Shareholder present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one (1) vote whereas every Class B Shareholder present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have 50 votes and on a poll every Class A Shareholder present in person or by proxy or, in the case of a Class A Shareholder being a corporation, by its duly authorised representative shall have one (1) vote whereas every Class B Shareholder present in person or by proxy or, in the case of a Class B Shareholder being a corporation, by its duly authorised representative shall have 50 votes, for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Class A Shareholder which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands and whereas more than one proxy is appointed by a Class B Shareholder which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have 50 votes on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules and regulations of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

68. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

69. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules and regulations of the Designated Stock Exchange.

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

71. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

72. On a poll votes may be given either personally or by proxy.

73. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

74. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles, by the Act or the rules and regulations of the Designated Stock Exchange. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

75. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

76. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

79. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

80. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

81. Unless otherwise determined by the Board, the instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

82. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

84. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

85. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)) or a central depository entity (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or a central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

86. Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

87. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board. For so long as the shares are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange require, unless the Board resolves to follow any available exceptions or exemptions. The Directors shall be elected or appointed in accordance with Article 87 and 88 and shall hold office until the expiration of his term or until their successors are elected or appointed.

(2) Subject to the Articles and the Act, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the Designated Stock Exchange as long as shares are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

DISQUALIFICATION OF DIRECTORS

88. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

89. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article 91 shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

90. Notwithstanding Articles 95, 96, 97 and 98, an executive director appointed to an office under Article 89 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

91. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

92. An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

93. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

94. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director .

DIRECTORS’ FEES AND EXPENSES

95. The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

96. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

97. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

98. The Board shall determine any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

99. A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no Independent Director shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an Independent Director.

100. Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an Independent Director, or that would constitute a “related party transaction” as defined by the rules and regulations of the Designated Stock Exchange or under applicable laws, shall require the approval of the Audit Committee.

101. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

102. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

103. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any one Director on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

104. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

105. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

106. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

107. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

109. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

112. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

113. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

114. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

115. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2) of the Board. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

116. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles as the quorum, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

117. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

118. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

119. (1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

120. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

121. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

122. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

AUDIT COMMITTEE

123. Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules and regulations of the Designated Stock Exchange and the rules and regulations of the SEC.

124. The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

125. For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest in accordance with the audit committee charter.

OFFICERS

126. (1) The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles. In addition to the officers of the Company, the Board may also from time to time determine and appoint managers and delegate to the same such powers and duties as are prescribed by the Board.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

127. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

128. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

129. A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

130. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

131. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

132. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article 132 shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

133. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

134. (1) The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article 134 shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article 134 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article 134 to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article 134 and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

135. Subject to the Act, the Board may from time to time declare dividends in any currency to be paid to the Members.

136. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

137. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

138. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

139. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

140. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

141. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

142. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

143. Whenever the Board has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

144. (1) Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a) The shares allotted pursuant to the provisions of paragraph (1) of this Article 144 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article 144 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 144, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Board may determine and resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article 144 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article 144 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class by the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

145. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

146. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the basis that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article 146, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

147. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

148. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article 148) maintain in accordance with the provisions of this Article 148 a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)	the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

149. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

150. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

151. Subject to Article 152, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 57 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

152. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 151 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

153. The requirement to send to a person referred to in Article 151 the documents referred to in that article or a summary financial report in accordance with Article 152 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 151 and, if applicable, a summary financial report complying with Article 152, by placing it on the Company’s website or in any other manner (including by sending any form of electronic communication) permitted by Article 160.

AUDIT

154. Subject to applicable law and rules and regulations of the Designated Stock Exchange, the Board shall appoint an Auditor to audit the accounts of the Company and such auditor shall hold office until removed from office by a resolution of the Directors. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor.

155. Subject to the Act the accounts of the Company shall be audited at least once in every year.

156. The remuneration of the Auditor shall be determine by the Audit Committee or, in the absence of such Audit Committee, by the Board.

157. The Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

158. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

NOTICES

160. Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and any such Notice and document may be served or delivered by the Company on or to any Member either (i) personally or (ii) by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or (iii) by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or electronic address or website supplied by him to the Company for the giving of Notice or documents to him or which the person transmitting the notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or (iv) may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or (v) to the extent permitted by all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, by placing it on the Company’s website. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company’s website is deemed given by the Company to a Member on the day it is placed;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission or publication shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

162. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

(4) Every Member or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles may register with the Company an electronic address to which notices can be served upon him.

SIGNATURES

163. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received. The signature to any notice or document to be given by the Company may be written, printed or made electronically.

WINDING UP

164. (1) Subject to Article 164(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) Unless otherwise provided by the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

166. (1) Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, or other officer for the time being and from time to time of the Company (but not including the Auditor) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, proceeding, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud, willful neglect, willful default or dishonesty which may attach to such Director.

FINANCIAL YEAR

167. Unless otherwise determined by the Directors, the financial year of the Company shall end on the 30th of September in each year.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169. No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Appendix B

AURELION INC.

2025 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of this Aurelion Inc. 2025 Share Incentive Plan (the “Plan”) is to promote the success and enhance the value of Aurelion Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Directors, Employees and Consultants, to those of the Company’s shareholders and, by providing such individuals with an incentive for outstanding performance, to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of recipients of share incentives hereunder upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 “Administrator” means the Board, the Committee or the CEO as shall be administering the Plan in accordance with Article 10.

2.2 “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.3 “Award” means an Option, Restricted Share or Restricted Share Unit award granted to a Participant pursuant to the Plan.

2.4 “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Cause” with respect to a Participant means (unless otherwise expressly provided in the applicable Award Agreement, or another applicable contract with the Participant that defines such term for purposes of determining the effect that a “for cause” termination has on the Participant’s Awards) a termination of employment or service based upon a finding by the Service Recipient, acting in good faith and based on its reasonable belief at the time, that the Participant:

(a) has been negligent in the discharge of his or her duties to the Service Recipient, has refused to perform stated or assigned duties or is incompetent in or (other than by reason of a disability or analogous condition) incapable of performing those duties;

(b) has been dishonest or committed or engaged in an act of theft, embezzlement or fraud, a breach of confidentiality, an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information;

(c) has breached a fiduciary duty, or willfully and materially violated any other duty, law, rule, regulation or policy of the Service Recipient; or has been convicted of, or plead guilty or nolo contendere to, a felony or misdemeanor (other than minor traffic violations or similar offenses);

(d) has materially breached any of the provisions of any agreement with the Service Recipient;

(e) has engaged in unfair competition with, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of, the Service Recipient; or

(f) has improperly induced a vendor or customer to break or terminate any contract with the Service Recipient or induced a principal for whom the Service Recipient acts as agent to terminate such agency relationship.

A termination for Cause shall be deemed to occur (subject to reinstatement upon a contrary final determination by the Administrator) on the date on which the Service Recipient first delivers written notice to the Participant of a finding of termination for Cause.

2.7 “CEO” means the Chief Executive Officer of the Company.

2.8 “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.9 “Committee” means a committee of the Board described in Article 10.

2.10 “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan.

2.11 “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Administrator shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a) an amalgamation, arrangement, merger or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company immediately prior to the transaction or their respective affiliates do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c) the complete liquidation or dissolution of the Company;

(d) any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons (other than to an affiliate) different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(e) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

Notwithstanding the foregoing, a “Corporate Transaction” shall not be deemed to occur upon the occurrence of an Initial Public Offering.

2.12 “Director” means a member of the Board or a member of the board of directors of any Parent or Subsidiary of the Company.

2.13 “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

2.14 “Effective Date” shall have the meaning set forth in Section 11.1.

2.15 “Employee” means any person, including an officer or a Director, who is in the employment of a Service Recipient, subject to the control and direction of the Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Service Recipient shall not be sufficient to constitute “employment” by the Service Recipient.

2.16 “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.17 “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange and The NASDAQ Stock Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Administrator deems reliable;

(b) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Administrator in good faith and in its discretion by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such transaction, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Administrator determines to be indicative of Fair Market Value.

2.18 “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.19 “Independent Director” means (i) if the Shares or other securities representing the Shares are not listed on a stock exchange, a Director of the Company who is a Non-Employee Director; and (ii) if the Shares or other securities representing the Shares are listed on one or more stock exchange, a Director of the Company who meets the independence standards under the applicable corporate governance rules of the stock exchange(s).

2.20 “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.21 “Initial Public Offering” means any firm commitment underwritten initial public offering of equity securities of the Company or any successor thereto (including any holding company formed for purposes of effecting any such transaction) and following which such equity securities are listed on an internationally recognized securities exchange or automated quotation system (including any such securities exchange or automated quotation system in the U.S. or Hong Kong).

2.22 “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.23 “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.24 “Parent” means a parent corporation under Section 424(e) of the Code.

2.25 “Participant” means a person who, as a Director, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.26 “Plan” has the meaning ascribed to it in Article 1.

2.27 “Post-Termination Exercise Period” shall have the meaning set forth in Section 5.1(e)(iii).

2.28 “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or controls through contractual arrangements and consolidates the financial results according to applicable accounting standards, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.29 “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.30 “Restricted Share Unit” means an Award granted pursuant to Article 7.

2.31 “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.32 “Service Recipient” means the Company, any Parent or Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, a Consultant, or a Director.

2.33 “Share” means the Class A ordinary shares of the Company, par value of $0.000625 per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

2.34 “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled directly or indirectly by the Company.

2.35 “Trading Date” means the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. Securities and Exchange Commission under the Securities Act.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) under the Plan shall initially be 76,187,375 Shares (the “Share Limit”); provided that, the Share Limit shall be increased automatically on January 1 of a calendar year by a number equal to 1.5% of the sum of (i) the then-issued and outstanding Shares and Class B ordinary shares of the Company, par value of $0.000625 per share (the “Class B Ordinary Shares”), (ii) the number of Shares and Class B Ordinary Shares issuable pursuant to then outstanding rights, warrants or options to purchase Shares or Class B Ordinary Shares and securities or rights convertible into, exchangeable or exercisable for Shares or Class B Ordinary Shares, and (iii) the number of Shares reserved under the Plan on December 31 of the immediately preceding calendar year (such number, the “Total Shares”), to the extent that the Company has sufficient authorized but unissued share capital; provided further that, the Share Limit shall in no event exceed 10% of the number of the Total Shares. Subject to adjustment in accordance with Article 9, no Shares in excess of the Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Share Options.

(b) To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Award is forfeited by the Participant or repurchased by the Company, the Shares underlying such Award may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an Incentive Share Option under Section 422 of the Code.

3.2 Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, at the discretion of the Administrator, any Shares distributed pursuant to an Award may be represented by depositary shares. If the number of Shares represented by a depositary share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of depositary shares in lieu of Shares.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Persons eligible to participate in this Plan include Employees, Consultants, and Directors, as determined by the Administrator.

4.2 Participation. Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides, is employed, operates or is incorporated. Moreover, the Administrator may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1 General. The Administrator is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator in its absolute discretion and set forth in the Award Agreement; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant, without compliance with Section 409A of the Code, or the Participant’s consent. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Administrator, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws or any exchange rule, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants.

(b) Time and Conditions of Exercise. The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 12.1. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Administrator shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) cash or check denominated in any other local currency as approved by the Administrator, (iii) Shares held for such period of time as may be required by the Administrator in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (iv) after the Trading Date the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (v) other property acceptable to the Administrator with a Fair Market Value equal to the exercise price, or (vi) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Administrator.

(e) Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

(i) Dismissal for Cause. Unless otherwise provided in the Award Agreement or any other written agreement entered into by and between the Service Recipient and a Participant, if a Participant’s employment by or service to the Service Recipient is terminated by the Service Recipient for Cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

(ii) Death or Disability. Unless otherwise provided in the Award Agreement or any other written agreement entered into by and between the Service Recipient and a Participant, if a Participant’s employment by or service to the Service Recipient terminates as a result of the Participant’s death or Disability:

(a) the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively), will have until the date that is 12 months after the Participant’s termination of Employment to exercise the Participant’s Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of Employment on account of death or Disability;

(b) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of Employment or service, shall terminate upon the Participant’s termination of Employment or service on account of death or Disability; and

(c) the Options, to the extent exercisable for the 12-month period following the Participant’s termination of Employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 12-month period.

(iii) Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement or any other written agreement entered into by and between the Service Recipient and a Participant, if a Participant’s employment by or service to the Service Recipient terminates for any reason other than a termination by the Service Recipient for Cause or because of the Participant’s death or Disability:

(a) the Participant will have until the date that is 90 days after the Participant’s termination of Employment or service, or such other number of days as the Administrator may determine in its absolute discretion from time to time (the “Post-Termination Exercise Period”) to exercise his or her Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of Employment or service;

(b) the Options, to the extent not vested and exercisable on the date of the Participant’s termination of Employment or service, shall terminate upon the Participant’s termination of Employment or service; and

(c) the Options, to the extent exercisable during the Post-Termination Exercise Period following the Participant’s termination of Employment or service and not exercised during such period, shall terminate at the close of business on the last day of the Post-Termination Exercise Period.

5.2 Incentive Share Options. Incentive Share Options may be granted to Employees of the Company, a Parent or Subsidiary of the Company (which qualify as a parent or subsidiary corporation under Section 424(e) and (f) of the Code respectively). Incentive Share Options may not be granted to Employees of a Related Entity or to Independent Directors or Consultants. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(b) Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(c) Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(d) Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(e) Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES

6.1 Grant of Restricted Shares. The Administrator, at any time and from time to time, may grant Restricted Shares to Participants as the Administrator, in its sole discretion, shall determine. The Administrator, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

6.2 Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless the Administrator determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3 Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Administrator determines at the time of the grant of the Award or thereafter.

6.4 Forfeiture/Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrator may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5 Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6 Removal of Restrictions. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Administrator (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

ARTICLE 7

RESTRICTED SHARE UNITS

7.1 Grant of Restricted Share Units. The Administrator, at any time and from time to time, may grant Restricted Share Units to Participants as the Administrator, in its sole discretion, shall determine. The Administrator, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2 Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

7.3 Performance Objectives and Other Terms. The Administrator, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants.

7.4 Form and Timing of Payment of Restricted Share Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Administrator, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

7.5 Forfeiture/Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrator may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 8

PROVISIONS APPLICABLE TO AWARDS

8.1 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.2 No Transferability; Limited Exception to Transfer Restrictions.

8.2.1 Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 8.2, by applicable law and by the Award Agreement, as the same may be amended:

(a) all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b) Awards will be exercised only by the Participant; and

(c) amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

8.2.2 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 8.2.1 will not apply to:

(a) transfers to the Company or a Subsidiary;

(b) transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act;

(c) the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; or

(d) if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by the Participant’s duly authorized legal representative; or

(e) subject to the prior approval of the Administrator, transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Administrator, pursuant to such conditions and procedures as the Administrator may establish. Any permitted transfer shall be subject to the condition that the Administrator receives evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes and on a basis consistent with the Company’s lawful issue of securities.

Notwithstanding anything else in this Section 8.2.2 to the contrary, but subject to compliance with all Applicable Laws, Incentive Share Options, Restricted Shares and Restricted Share Units will be subject to any and all transfer restrictions under the Code applicable to such Awards or necessary to maintain the intended tax consequences of such Awards. Notwithstanding clause (b) above but subject to compliance with all Applicable Laws, any contemplated transfer by gift to “immediate family” as referenced in clause (b) above is subject to the condition precedent that the transfer be approved by the Administrator in order for it to be effective.

8.3 Beneficiaries. Notwithstanding Section 8.2, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

8.4 Share Certificates.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Administrator may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(b) Notwithstanding anything herein to the contrary, unless otherwise determined by the Administrator or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the books of the Company or, as applicable, its transfer agent or share plan administrator, or the register book of the depositary.

8.5 Paperless Administration. Subject to Applicable Laws, the Administrator may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

8.6 Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in a foreign currency, as allowed by the Administrator, the payable amount will be based on the jurisdiction and the exchange rate chosen by the Administrator on the date of exercise.

ARTICLE 9

CHANGES IN CAPITAL STRUCTURE

9.1 Adjustments. In the event of any dividend, share subdivision, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the Shares or the share price of a Share, the Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

9.2 Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Administrator anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Administrator may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Administrator shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of such Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Administrator when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

9.3 Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, the Administrator may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Administrator may consider appropriate to prevent dilution or enlargement of rights.

9.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 10

ADMINISTRATION

10.1 Administrator. The Plan shall be administered by the CEO or a committee of one or more members of the Board (the “Committee”) if the Board delegates to the Committee the authority to grant or amend Awards to Participants. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Laws.

10.2 Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members of the Committee present at any meeting at which a quorum is present, and acts approved in writing of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

10.3 Authority of the Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) designate which Participants to receive Awards;

(b) determine the type or types of Awards to be granted to each Participant;

(c) determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d) determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) decide all other matters that must be determined in connection with an Award;

(h) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j) amend terms and conditions of Award Agreements; and

(k) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

10.4 Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 11

EFFECTIVE AND EXPIRATION DATE

11.1 Effective Date. This Plan shall become effective as of the date on which it is approved by the Company’s shareholders (the “Effective Date”).

11.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1 Amendment, Modification, and Termination. With the approval of the Board, at any time and from time to time, the Administrator may terminate, amend or modify the Plan; provided, however, that unless the Company decides to follow home country practice, (a) to the extent necessary and desirable to comply with Applicable Laws, or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9), (ii) permits the Administrator to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements.

ARTICLE 13

GENERAL PROVISIONS

13.1 No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, employees, and other persons uniformly.

13.2 No Shareholders Rights. No Award gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

13.3 Right of Repurchase. Subject to Applicable Laws, the Company shall have the right, but not the obligation, to repurchase from the Participant all or any part of the Shares acquired by the Participant pursuant to Awards granted under the Plan at a price determined by the Administrator in its sole discretion. The terms of any repurchase right will be specified in the Award Agreement.

13.4 Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

13.5 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

13.6 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

13.7 Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Administrator or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.8 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.9 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

13.10 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.11 Fractional Shares. No fractional Shares shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

13.12 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.13 Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

13.14 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

13.15 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

13.16 Appendices. The Administrator may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitation contained in Section 3.1 of the Plan without the approval of the Board.